Pricing Term Sheet, dated June 5, 2019 relating to

Preliminary Prospectus Supplement, dated June 5, 2019 to

Prospectus, dated January 3, 2018

Registration No. 333-222392

Athene Holding Ltd.

Pricing Term Sheet

June 5, 2019

30,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a

Share of 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative

Preference Shares, Series A, Par Value $1.00 per share

(Liquidation Preference $25,000 per share)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on June 5, 2019 relating to its prospectus dated January 3, 2018.

Issuer:	Athene Holding Ltd. (“Issuer”).

Security Type:	Depositary Shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series A (the “Series A Preference Shares”).

Size:	30,000,000 Depositary Shares ($750,000,000 aggregate liquidation preference); or 34,500,000 Depositary Shares ($862,500,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional Depositary Shares in full.

Option to Purchase Additional Depositary Shares:	Up to 4,500,000 additional Depositary Shares, solely to cover over-allotments.

Trade Date:	June 5, 2019.

Settlement Date*:	June 10, 2019 (T+3) (the “Settlement Date”).

Maturity:	Perpetual.

Liquidation Preference:	$25,000 per Series A Preference Share (equivalent to $25.00 per Depositary Share).

Anticipated Ratings (Fitch / S&P)**:	BBB- / BBB-.

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears, on the 30th day of March, June, September and December of each year, accruing from and including the Settlement Date, commencing on September 30, 2019.

Dividend Rate (Non-Cumulative):	From and including the Settlement Date to, but excluding, June 30, 2029, at an annual rate of 6.35%, and from and including June 30, 2029, at an annual rate equal to three-month LIBOR plus 4.253%, in each case, only when, as and if declared.

Initial Dividend Rate:	$485.07 per Series A Preference Share (equivalent to $0.48507 per Depositary Share) for the initial dividend period.

Day Count:	From the Settlement Date to but excluding June 30, 2029, 30/360 and from and including June 30, 2029, actual/360

Optional Redemption:	The Series A Preference Shares represented by the Depositary Shares are not redeemable prior to June 30, 2029, except in specified circumstances relating to certain tax events or corporate events or within 90 days following the occurrence of a “capital disqualification event” or the occurrence of a “rating agency event” (at such prices set forth and as each term is defined in the preliminary prospectus supplement). On and after June 30, 2029, the Series A Preference Shares represented by the Depositary Shares will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to $25,000 per Series A Preference Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends. Redemption may require the receipt of any required prior approval from the “capital regulator” and the satisfaction of any conditions to the redemption set forth in the capital guidelines and applicable regulations of the “capital regulator” (as each term is defined in the preliminary prospectus supplement).

Public Offering Price:	$25.00 per Depositary Share / $750,000,000 total.

Underwriting Discount (Retail):	$0.7875 per Depositary Share.

Underwriting Discount (Institutional):	$0.50 per Depositary Share.

Proceeds (after Underwriting Discount and Before Expenses) to the Issuer:	$732,869,625.

Expected Listing:	The Issuer intends to list the Depositary Shares on The New York Stock Exchange under the symbol “ATHPrA.”

CUSIP / ISIN for the Depositary Shares:	G0684D 305 / BMG0684D3054

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc.

* The Issuer expects that delivery of the Depositary Shares will be made to investors on or about June 10, 2019 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the delivery of the Depositary Shares hereunder will be required, by virtue of the fact that the Depositary Shares initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery should consult their own advisor.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The rating of the Depositary Shares should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting Morgan Stanley & Co. LLC toll-free at (866) 718-1649, BofA Securities, Inc. toll-free at (800) 294-1322, UBS Securities LLC toll-free at (888) 827-7275 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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